FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October, 2008
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Telefónica — Interim dividend from 2008 net income	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
General Secretary
and Secretary to the Board of Directors
TELEFÓNICA, S.A.
Telefónica S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following
SIGNIFICANT EVENT
Pursuant to the resolution adopted by the Board of Directors of TELEFÓNICA, S.A., at its meeting held on September 24th, 2008, we hereby inform all shareholders that on November 12th, 2008, the Company will pay an interim dividend from 2008 net income of a fixed gross amount of 0.50 euros for each Company share issued, in circulation and carrying entitlement to this dividend. This payment will be made as follows, in all events subject to the provisions of the applicable tax legislation:

Gross dividend	Withholding tax rate (18%)	Net dividend
(Euros per share)	(Euros per share)	(Euros per share)

0.50	0.09	0.41
The payment of this dividend shall be executed from November 12th, 2008, by Banco Bilbao Vizcaya Argentaria, S.A., through the participating entities in Iberclear (Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.), the Spanish securities registrar, clearing and settlement company.
Madrid, October 31st, 2008

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: October 31st, 2008	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors